UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Accuride Corporation

(Exact name of registrant as specified in its charter)

Delaware	61-1109077
(State of incorporation or organization)	(I.R.S. employer identification number)

7140 Office Circle
Evansville, Indiana	47715
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which
to be so registered	each class is to be registered
N/A	N/A

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share

Warrants to purchase Common Stock, par value $0.01 per share

Item 1.  Description of Registrant’s Securities to be Registered.

General

This registration statement registers under Section 12(g) of the Securities Exchange Act of 1934, as amended, (i) common stock, par value $0.01 per share (the “Common Stock”), of Accuride Corporation, a Delaware corporation (the “Company”) and (ii) warrants to purchase Common Stock (the “Warrants”), which Common Stock and Warrants are being issued upon the effective date (the “Effective Date”) of the Third Amended Joint Plan of Reorganization of the Company and certain of its United States subsidiaries (as amended, supplemented or otherwise modified, the “Plan”), filed with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On February 18, 2010, the Bankruptcy Court entered an order confirming the Plan.

On the Effective Date, the Company’s common stock outstanding immediately prior to the Effective Date will be cancelled pursuant to the terms of the Plan.  In accordance with the Plan, the Company will file an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Charter”). Pursuant to the Charter, the Company is authorized to issue 800,000,000 shares of Common Stock and 100,000,000 shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”).  The Charter also provides that the Company will not issue any class of non-voting equity securities.

On the Effective Date and pursuant to the terms of the Plan, the Company will issue (i) 125,000,000 shares of Common Stock, (ii) Warrants to purchase an aggregate of 22,058,824 shares of Common Stock (the “Warrants”) and (iii) $140 million principal amount of 7.5% Senior Convertible Notes (the “Convertible Notes”) that are convertible into an aggregate of 60% of the Company’s outstanding Common Stock.  In addition, on the Effective Date, the Company will issue 1,925,000 shares of Common Stock under the Company’s Key Executive Incentive Plan.  The Plan does not provide for the issuance of, and the Company does not expect to issue, any shares of Preferred Stock in connection with the completion of the Plan.

The descriptions contained in this registration statement (i) describe matters to be in effect on the Effective Date, (ii) do not purport to be complete and (iii) are subject to and qualified by the full terms of the Common Stock and the Warrants, as set forth in the exhibits to this registration statement, which are incorporated by reference into this Item 1.

Common Stock

The following description of the Common Stock, including certain provisions of the Charter, and the Amended and Restated Bylaws of the Company (the “Bylaws”), is a summary of, and is qualified in its entirety by, the Charter and the Bylaws, which are attached hereto as Exhibits 3.1, and 3.2, respectively, and incorporated herein by reference.

Voting.  Holders of Common Stock are entitled to one vote for each outstanding share of Common Stock held of record by the stockholder on matters submitted for the vote of the Company’s stockholders.  Pursuant to the Charter, holders of the Convertible Notes are entitled to vote, together with the Common Stock, upon all matters upon which holders of Common Stock have the right to vote.  The number of votes represented by the Convertible Notes will be equal to the largest whole number of shares (rounded down to the nearest whole share) into which the Convertible Notes may then be converted.  Each director will be elected by the vote of a plurality of the voting power of the shares of Common Stock, any class or series of the Company’s capital stock entitled to vote with respect to the election of directors and the Convertible Notes, voting together as a single class, present in person or represented by proxy at the meeting and entitled to vote.  Except as provided by the Charter, the Bylaws or applicable law, all other matters presented to the stockholders shall be decided by the affirmative vote of the holders of a majority in voting power of the shares of Common Stock, any other class or series of the Company’s capital stock entitled to vote on such matters and the Convertible Notes, voting together as a single class, present in person or by proxy and entitled to vote thereon. Holders of Common Stock are not entitled to cumulative voting rights.

Dividend Rights.  Subject to applicable law, any contractual restrictions and the rights of the holders of any outstanding series of Preferred Stock, if any, holders of Common Stock are entitled to receive such dividends and other distributions that the board of directors of the Company (the “Board of Directors”) may declare from time to time.

Liquidation Rights.  Upon the dissolution, liquidation or winding up of the Company, subject to the rights of the holders of any outstanding series of Preferred Stock, if any, and after payment on the debts and other liabilities of the Company, holders of Common Stock are entitled to receive the assets of the Company available for distribution to its stockholders ratably in proportion to the number of shares held by each stockholder.  Holders of the

Convertible Notes are entitled to participate in any cash dividends declared by the Board of Directors on an as-converted basis

Conversion, Redemption and Preemptive Rights. Holders of Common Stock have no conversion, redemption, sinking fund, preemptive, subscription or similar rights.

Transfer Agent and Registrar.  The transfer agent and registrar for the Company’s common stock is American Stock Transfer & Trust Company, LLC.

Warrants

The following description of the Warrants, and the related Warrant Agent Agreement (the “Warrant Agent Agreement”), is a summary of, and is qualified in its entirety by, the form of Warrant certificate and the Warrant Agent Agreement, which are attached hereto as Exhibit 4.1 and 4.2, respectively, and incorporated herein by reference.

In accordance with the Plan, on or prior to the Effective Date, the Company will enter into the Warrant Agent Agreement, which provides for the issuance of the Warrants on the Effective Date.  The Warrants will expire at 5:00 p.m. New York City Time, on February 26, 2010, which is the second anniversary of the Effective Date (the “Termination Date”).

Exercise.  Each Warrant entitles its holder to purchase one share of Common Stock at an exercise price of $2.10 per share (the “Exercise Price”), subject to adjustment.  The Warrants are exercisable for an aggregate of 22,058,824 shares of Common Stock, subject to adjustment.  Holders of the Warrants may exercise the Warrants at any time prior to the Termination Date.  Holders that elect to exercise the Warrants must do so by providing written notice of such election to the Company and the Warrant Agent prior to the Expiration Date, in the form prescribed in the Warrant, and paying the applicable exercise price for all Warrants being exercised, together with all applicable taxes and governmental charges.

No Rights as Stockholders.  Prior to the exercise of the Warrants, no holder of Warrants (solely in its capacity as a holder of Warrants) is entitled to any rights as a stockholder of the Company, including, without limitation, the right to vote, receive notice of any meeting of stockholders or receive dividends or other distributions.

Adjustments.  The number of shares of Common Stock for which a Warrant is exercisable and the Exercise Price will be subject to adjustment from time to time upon the occurrence of certain events, including an increase in the number of outstanding shares of Common Stock by means of a dividend consisting of shares of Common Stock, a subdivision of the Company’s outstanding shares of Common Stock into a larger number of shares of Common Stock or a combination of the Company’s outstanding shares of Common Stock into a smaller number of shares of Common Stock.  In addition, upon the occurrence of certain events constituting a reclassification, consolidation, merger or similar event, each holder of a Warrant will have the right to receive, upon exercise of a Warrant (if then exercisable), an amount of securities, cash or other property receivable by a holder of the number of shares of Common Stock for which a Warrant is exercisable immediately prior to such event.

Warrant Agent.  American Stock Transfer & Trust Company LLC will serve as warrant agent for the Warrants.

Limitations on Directors’ Liability

The Charter contains a provision eliminating the personal liability of the Company’s directors to the Company and its stockholders for monetary damages for breach of fiduciary duty to the fullest extent permitted by applicable law.  The Charter also contains provisions generally providing for indemnification and advancement of expenses to the Company’s directors and officers to the fullest extent permitted by applicable law.

Provisions of the Charter and Bylaws that May Have an Anti-Takeover Effect

A number of provisions in the Delaware General Corporation Law (as amended from time to time, the “DGCL”) and the Charter and Bylaws may have the effect of discouraging transactions that involve an actual or threatened change of control of the Company.  In addition, provisions of our Charter and Bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder’s best interest, including those attempts that might result in a premium over the market price of the shares held by our stockholders.

Delaware Anti-Takeover Statute.

We are, and will continue to be after the Effective Date, subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a merger or other business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•                  prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•                  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, subject to certain exclusions; or

•                  on or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 of the DGCL defines an “interested stockholder” as:

•                  any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation;

•                  any entity or person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and

•                  the affiliates or associates of any such entities or persons.

The provisions of Section 203 of the DGCL described above could have the following effects on the Company, among others:

•                  delaying, deferring or preventing a change in control;

•                  delaying, deferring or preventing the removal of existing management;

•                  deterring potential acquirers from making an offer to the stockholders of the Company; and

•                  limiting any opportunity of stockholders of the Company to realize premiums over prevailing market prices of the Common Stock in connection with offers by potential acquirers.

This could be the case even if a majority of the Company’s stockholders might benefit from a change of control or offer.

Blank Check Preferred.  The Board of Directors is authorized to create and issue from time to time, without stockholder approval, up to an aggregate of 100,000,000 shares of Preferred Stock in one or more series and to establish from time to time the number of shares of any series of Preferred Stock and to fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions of the shares of each series, including, without limitation, the following:

•                  dividend rights and dividend rates;

•                  voting rights;

•                  conversion rights;

•                  liquidation preferences;

•                  redemption rights and redemption terms and conditions; and

•                  any sinking fund for the redemption or purchase of the shares.

The authority to designate Preferred Stock may be used to issue series of preferred stock, or rights to acquire preferred stock, that could dilute the interest of, or impair the voting power of, holders of the Common Stock or could also be used as a method of discouraging, delaying or preventing a change of control.

Special Meetings of Stockholders.  The Board of Directors may call a special meeting of stockholders at any time and for any purpose, but no stockholder or other person may call a special meeting.

No Action by Written Consent.  Except as otherwise provided by resolutions, if any, of the Board of Directors fixing the designations, powers, preferences and rights and the qualifications, limitations or restrictions of any series of Preferred Stock, any action taken by stockholders must be effected at a duly called annual or special meeting of stockholders, and stockholder action by written consent is prohibited.

Initial Board.  The Board of Directors will initially consist of seven directors identified in the Plan (the “Initial Board”).  The Initial Board will serve from the Effective Date until the next annual meeting of stockholders, anticipated to be held in 2011, subject to the earlier death, resignation or removal of any director.

Advance Notice Bylaws.  The Bylaws contain an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the Board of Directors.  Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given the Company’s corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the annual meeting.  Although the Bylaws do not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Registration Rights Agreement

The Company will enter into a registration rights agreement on the Effective Date (the “Registration Rights Agreement”) with certain Holders (as such term is defined in the Registration Rights Agreement) of the Common Stock and the Warrants who are also Holders of the Convertible Notes.  The Registration Rights Agreement may require the Company to register the Common Stock, the Warrants and/or the Common Stock issuable upon conversion of the Convertible Notes under the Securities Act of 1933, as amended, in accordance with the terms and conditions set forth in the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 4.3 to this registration statement and is incorporated herein by reference.

Item 2.  Exhibits

Exhibit No.	Description
2.1

Third Amended Joint Plan of Reorganization for Accuride Corporation, et al., as confirmed by the Bankruptcy Court on February 18, 2010 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed February 22, 2010)

3.1	Form of Amended and Restated Certificate of Incorporation of Accuride Corporation

3.2	Form of Amended and Restated Bylaws of Accuride Corporation

4.1	Form of Warrant to Purchase Common Stock

4.2	Form of Warrant Agent Agreement between Accuride Corporation and American Stock Transfer & Trust Company LLC

4.3	Form of Registration Rights Agreement to be entered into by and among the Company and the Holders listed on Schedule I thereto which will become effective upon the Effective Date.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

ACCURIDE CORPORATION

Date:	February 25, 2010	/s/ Stephen A. Martin.
Stephen A. Martin
Vice President / General Counsel

EXHIBIT INDEX

Exhibit No.	Description
2.1

Third Amended Joint Plan of Reorganization for Accuride Corporation, et al., as confirmed by the Bankruptcy Court on February 18, 2010 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed February 22, 2010)

3.1	Form of Amended and Restated Certificate of Incorporation of Accuride Corporation

3.2	Form of Amended and Restated Bylaws of Accuride Corporation

4.1	Form of Warrant to Purchase Common Stock

4.2	Form of Warrant Agent Agreement between Accuride Corporation and American Stock Transfer & Trust Company LLC

4.3	Form of Registration Rights Agreement to be entered into by and among the Company and the Holders listed on Schedule I thereto which will become effective upon the Effective Date.